MOLSON

03 MAR 26 AM 7:21

File No. 82-2954

March 24, 2003

03007708

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Madam/Sir: Molson Companies

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Encl.

3/31

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

EXHIBIT LIST

THIS PAGE INTENTIONALLY LEFT BLANK

MOLSON

PRESS RELEASE 03 MAR 25 AM 7:21

Molson Continues Cost Focus

Target Increases from $100 to $125 Million

TORONTO, March 7, 2003 – Consistent with its commitment to deliver superior shareholder returns and to remain one of the top performing beer companies in the world, Molson announced today that it is increasing the target of its current Canadian cost savings program from $100 million to $125 million. These cost savings will be in addition to the previous $150 million delivered by Project 150 in the Fiscal 2000 – 2003 timeframe.

"In Fiscal 2000, we launched Project 100 thinking it was an ambitious program. As we made progress, we discovered new opportunities in our overall Canadian operations that made the program evolve into Project 150. The first cost savings program is now behind us, and with the operation improvements implemented during that period, we are confident in our ability to continue to deliver additional savings," said Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc. "As a result, the target of the second $100 million cost savings program announced in March of last year will be increased to $125 million for the Fiscal '04 to '06 period. Now billed as Project 125, this program aims to align Molson's cost structure with those of the *best in class* global brewers as documented in an extensive global brewing benchmark study completed last year."

Molson Inc. (TSE: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

- 30 -

For more Information:

MEDIA :
Sylvia Morin
Vice President, Corporate Affairs
Molson Inc.
(514) 590-6345

INVESTORS AND ANALYSTS :
Danielle Dagenais
Vice President, Investor Relations
Molson Inc.
(514) 599-5392

PRESS RELEASE – For immediate release

MOLSON PURSUES SHARE REPURCHASE PROGRAM

Montreal, March 12, 2003 - Molson Inc. announces today that it has received approval for The Toronto Stock Exchange to make a Normal Course Issuer Bid, pursuant to which Molson may purchase for cancellation up to 3,141,000 of its Class "A" Non-Voting Shares (the "Class "A" Shares") representing approximately 3% of the outstanding shares of Class "A" Shares, and up to 674,760 of its Class "B" Common Shares (the "Class "B" Shares"), representing approximately 3% of the outstanding shares of Class "B" Shares as at March 5, 2003.

As at March 5, 2003, Molson had 104,786,113 issued and outstanding Class "A" Shares and 22,492,118 issued and outstanding Class "B" Shares. The purchases may commence on March 14, 2003 and will terminate on March 12, 2004, or on such earlier date as Molson may complete its purchases pursuant to the Notice of Intention filed with the TSX. The purchases will be made by Molson in accordance with the by-laws and rules of the exchange and the prices that Molson will pay market price for any Class "A" Shares or Class "B" Shares will be the market price of such shares at the time of acquisition. Molson will make no purchases of Class "A" Shares or Class "B" Shares other than open-market purchases.

Molson shall purchase Class "A" Shares or Class "B" Shares when it believes circumstances and trading prices warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of shareholders. More particularly, the Corporation intends to purchase a number of shares sufficient to counter the dilutive effect of the granting of options.

Molson Inc. (TSE: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Kaiser and Bavaria.

- 30 -

For further information:

Media:
Sylvia Morin
Vice President, Corporate Affairs
Molson Inc.
(514) 590-6345

Investors and analysts:
Danielle Dagenais
Vice President, Investor Relations
Molson Inc.
(514) 599-5392

Continuing to Perform

March 2003

MOLSON

Agenda

8:30 am	Bridging the Value Gap	D. J. O'Neill
9:00 am	Global Costs	C. Noonan G. Wade
9:40 am	Break	
10:00 am	Strategic Overview	D. Perkins R. Coallier
10:30 am	Profitable Growth	R. Doin M. Downey P. Amirault
11:30 am	Financial Overview	B. Burden
11:50am	Closing	D. J. O'Neill
11:55am	Q&A Lunch	
12:30pm	Departure for Brewery Tour	

MOLSON


Bridging the Value Gap
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken

Molson performance strong, but needs to accelerate to keep pace with global leaders


Shareholder/Employee Alignment

	EBITDA/Net Sales				
	F'99	F'00	F'01	F'02	F'03LE
Molson	18.0%	18.3%	18.9%	20.3%	23.0%
Anheuser-Busch	25.5%	25.9%	26.4%	27.6%	28.2%
Coors	11.8%	12.1%	12.2%	12.2%	13.5%
AmBev	19.2%	21.1%	28.7%	30.5%	36.9%
Interbrew	24.0%	23.3%	21.2%	21.0%	21.0%
Heineken	16.5%	17.2%	17.1%	17.5%	17.6%

* Fiscal years aligned for comparability

MOLSON

Raising the Bar


Shareholder/Employee
Alignment

- Raised the annual profit bar
- Stock ownership requirements
- Option program – 504 eligible
- Employee stock plan
- EVA financial system
- EVA compensation plan

MOLSON

The new three year EVA plan raises the bar, once again reflecting:


Shareholder/Employee
Alignment

1. Increased capital base, addition of Brazil.
2. Higher risk profile, increasing WACC.
3. Aggressive EBIT growth target 14.5%, 2 x base.
4. Higher target and range due to higher shareholder expectations.

MOLSON

Shareholder/Employee Alignment

Shareholder/Employee Alignment

	F'01	F'02	F'03
Number of People in EVA Plan	750	1,150	1,125
Number of People in Option Plan	74	153	196
Percent of People Owning Stock	59%	60%	60%
Percent of Variable Pay:			
VP's	20%	23%	23%
Presidents	26%	29%	30%
CFO	33%	33%	33%
CEO	50%	50%	50%

MOLSON 6

EVA remains the driving force of the organization, with second consecutive year positive EVA

Shareholder/Employee Alignment



20 000
0
-20 000
-40 000
-60 000
-80 000
-100 000
-120 000
-140 000
-160 000
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
-33 923
-39 206
-89 359
-126 674
-118 280
-51 128
-68 732
-89 537
-88 717
-63 150
3 405
$17.38
$12.75
$12.44
$10.00
$12.13
$11.45
$12.18
$10.55
$11.65
$21.50
$34.92
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Share Price (03/31)	$17.38	$12.75	$12.44	$10.00	$12.13	$11.45	$12.18	$10.55	$11.65	$21.50	$34.92
EVA	(33,923)	(39,206)	(89,359)	(126,674)	(118,280)	(51,128)	(68,732)	(89,537)	(88,717)	(63,150)	3,405

MOLSON 7


Bridging the Value Gap
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken

The original goal in F'00 was to reduce costs $100M over three years


Global Costs

	F'01 to F'03 Cost Savings	
$M	P100	P150
Capacity utilization	36	34
Procurement	19	49
Distribution	15	21
Organization	30	33
Marketing and sales	0	13
Total	100	150

P150 is a success

MOLSON

The project has delivered $152M in savings


Global Costs

$M	P150 Annual Cost Savings F'01	F'02	F'03	Total
Capacity utilization	9	16	8	33
Procurement	8	25	13	46
Distribution	3	9	8	20
Organization	19	5	14	38
Marketing and sales	9	(10)	16	15
Total	48	45	59	152

The savings have played a significant part in our EBIT growth

MOLSON

10

The new task is to deliver a minimum of $100M in savings over the next three years


Global Costs

$M	P100 Annual Cost Savings F'04	F'05	F'06	Total
Production	11	5	13	29
Procurement	8	10	6	24
Distribution	18	15	7	40
Organization effectiveness	3	4	2	9
Total	40	34	28	102

A detailed game plan has been developed to deliver the cost reduction targets

MOLSON

11

The modernization of brewery operations will result in productivity and asset utilization gains


Global Costs

$M	Production F'04 to F'06 Cost Savings
Bottling	8
Maintenance	8
Utilities	6
Shrinkage improvement	5
Brewing	2
Total	29

. . . And will build on progress made through process improvement initiatives

MOLSON

12

Materials and services will be procured using best-in-class practices and strategic sourcing


Global Costs

$M	Procurement F'04 to F'06 Cost Savings
Secondary Packaging	12
Primary Packaging	3
Brewing Ingredients	5
Indirect materials and services	4
Total	24

. . . and will be further enhanced through global contracts with key suppliers

MOLSON

13

The warehouse network will be reconfigured to match customer needs


Global Costs

$M	Distribution F'04 to F'06 Cost Savings
Warehouse network optimization	22
Import / export processes	10
Distribution synergies suppliers / regions	8
Total	40

... and distribution practices will be modified to meet industry standards

MOLSON

14

The entire company is focused on cost savings


Global Costs

$M	Organization Effectiveness F'04 to F'06 Cost Savings
Merchandising effectiveness	4
Systems and business process improvements	4
HR services supplier consolidation	1
Total	9

... and this provides an opportunity for further reduction in Molson's cost base!

MOLSON

15


Global Costs

Our Mission and Strategy

Become one of the best in class brewers in the world

- Bottling Productivity
- Maintenance Cost
- Beer & Bottle Shrinkage
- Utilities Cost

Process Improvement	Capital Investment
Ensure organization & process is in place to maximize productivity of current capital assets.	Investing in capital to reduce packaging cost & utility consumption.

MOLSON 16


Global Costs

Focus on six critical metrics for monitoring production productivity and competitiveness

Total Cost Metrics

1. Total value-added cost/hl
2. Plant level productivity (hl/fte)

High Cost Areas

3. Packaging cost ($/hl)
   - bottling/productivity
   - labour rate
4. Maintenance cost ($/hl)
   - Labour
   - Parts
5. Utility consumption
   - Electricity, gas, water
   - Usage
   - Costs
6. Shrinkage cost ($/hl)
   - Liquid
   - Bottle
   - Packaging

MOLSON 17

We have made progress vs. our benchmarks



Global Costs

In the first year of Production Strategy, we have started to close the gap with best-in-class brewers

Module	Metrics
Packaging	Line eff. (%)
	Bottling Prod. (hl/mhr)
Maintenance	Maint. Cost ($/hl)
Utility	Water usage (hl/hl)
	Electricity usage (MJ/hl)
	Gas usage (MJ/hl)
Shrinkage	Beer – brewing (%)
	Beer – bottling (%)
	RT glass (%)

Percent of Gap Closed



MOLSON

We are progressing in bottling and canning



Global Costs

Brewery	Line	Indexed Result	Benchmark Index
Montreal	M2/M5 Bottle Lines	• Recent monthly average efficiency = (100%) • Recent monthly average productivity (75)hl/mhr	• (100%) • (100)hl/mhr
Vancouver	Can Line	• Recent monthly average efficiency = (95%) • Recent monthly average productivity = (82)hl/mhr	• (100%) • (100)hl/mhr
Toronto	T6	• Target efficiency = (100%) • Target productivity = (100)hl/mhr	• (100%) • (100)hl/mhr
St. John's	Bottle Lines	• More runs at the (88%) level than in recent memory	• (100%) • (100)hl/mhr

We're moving toward Best in Class

MOLSON

On other fronts, we have also seen success


Global Costs

Brewery	Category	Result
Montreal	Utilities	▪ CO_2 self sufficient
Vancouver	Utilities	▪ Utilizing (81)MJ/hl electricity vs. BM of (100)
Montreal	Shrinkage	▪ Overachieve on beer versus BM of (100%)
Montreal	Maintenance	▪ Overachieve $/hl parts/ services vs. (100)$/hl BM
Edmonton	Shrinkage	▪ Overachieve on beer versus BM of (100%)

MOLSON

20

Changes to operations are more than just metrics' improvement


Global Costs

Category	Past	Future
Management Philosophy	▪ Region centric/little sharing	▪ Centralized approach/ consistent/sharing
Systems	▪ Multiple legacy systems/ lacking integration	▪ Integrated all the way to shop floor through SAP
Leadership	▪ More directing	▪ More coaching/ mentoring
Work Style	▪ Heavy supervision	▪ Semi autonomous
Equipment	▪ Vintage 80's or older	▪ 21st century technology
Metrics	▪ Average at best	▪ World class

The renaissance in brewing we are creating is building the future for Molson

MOLSON

21

Our management philosophy is changing from region centric/region unique to a more centralized approach


Global Costs

Not in reporting and accountability,
but in style and philosophy

- Consistent management philosophy, transfer from Brazil
- Consistent metrics, measured equally, reported monthly
- Uniform measures of performance driven by external benchmarks
- Sharing of best practices through Production Strategy
- Process first, capital to follow

MOLSON

In a continuous improvement environment, we need to make data driven decisions


Global Costs

Improvements to our systems will make data more
available and easier to use

- Will implement SAP and related software in the breweries during F'04
  - Planning and scheduling
  - Quality
  - Shop floor operations
  - Maintenance (in evaluation)
- Go live in a sequential fashion beginning in august with St. John's and ending with Toronto in January
- Expand the capability of line monitoring so successfully utilized in Montreal beginning with T6

Systems will give us better data in more timely fashion with improved ease of use fuelling effort on continuous improvement

MOLSON


Bridging the Value Gap
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken

2001/2002 Focus


Strategic Bases

1. Create momentum on Molson Canadian while slowing Ice and Golden losses

	2001 % vs LY	2002 % vs LY
MUSA	-16.5%	-0.1%
Canadian	+2.7%	+36.8%
Golden	-21.1%	-12.1%
Ice	-19.8%	-10.5%

	Q1	Q2	Q3	Q4
Distribution:				
2001 % ACV	19%	20%	22%	23%
2002	27%	34%	37%	38%

MOLSON


Strategic Bases

2001/2002 Focus

2. **Build a distributor network engaged in growing Molson**

Distributor Performance

	Molson 2002 % Growth	Molson % of Volume
Total network	(-0.1%)	100%
Molson/Coors distributors	+1.6%	56%
Molson/Non-Coors distributors	(-2.2%)	44%

Network Alignment

	Jan '02	Jan '03
Total distribution	582	582
With Coors	328	422
Not with Coors	254	160
% with Coors	56%	73%

MOLSON 26


Strategic Bases

2001/2002 Focus

3. **Create effective Molson sales organization**

	Dedicated Manpower	% of Molson Volume Covered
North East	33	100
Mid-West	13	91
Other	15	28
Total	61	88

MOLSON 27

Current Business Priorities


Strategic Bases

1. Achieve total Molson volume growth through sustained Canadian momentum

	2001	2002	2003
Molson	-16.5	-0.1	+3%
Canadian	+2.7	+36.8	+32%

- "Because" campaign
- "Twin Labels"
- Unique packages
- Local level plans

MOLSON

Current Business Priorities


Strategic Bases

2. Effectively engage distributors in building Canadian on-premise

	2001	2002	2003
Est. on-premise (%)	15	27	32
Pts. of distribution	7,000	10,000	14,000

- Increase dedicated Molson on-premise headcount
- Co-op additional new on-premise reps with distributors in core markets

MOLSON

Current Business Priorities


Strategic Bases

3. Pursue high potential expansion markets

	% of Nat'l Import Segment	Molson Target (M Bbls)
California	18%	20,000
Florida	6%	5,000
Total	24%	25,000

MOLSON

30

Current Business Priorities


Strategic Bases

4. Continue to manage the decline of non-Canadian TM brands in line with 2002

	2000	2001	2002	2003
Ice	-21	-20	-11	-11
Golden	-16	-21	-13	-13
Total ex-Canadian TM	-20%	-22%	-12%	-12%

- Maintain distribution where brands are selling
- Focus on big volume core packages
  - 6 and 12 pack bottles
  - Single serve cans

MOLSON

31


Strategic Bases

Bridging the Value Gap

Presentation structured along three sections:

1. **Brazil Background**
2. Brazil Strategic Plan Highlights
3. Brazil Business Opportunities and Actions

MOLSON 32


Strategic Bases

Macroeconomic Situation


Currency Variation (last 12 months)
BRL/USD
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03

MOLSON 33

Macroeconomic Situation


Strategic Bases


CPI Index (last 12 months)
Monthly
Accumulated (12 months)
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
18%
13%
8%
3%
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Accumulated (12 months)

MOLSON 34

Nonetheless, Brazil is a huge growth opportunity for Molson


Strategic Bases

	Canada	Brazil
Market size (hl)	20M	84M
Market growth	0% to 1%	2% to 3%
Market value (NSR)	4,500M	3,800M
Profit pool (EBIT)	920M	850M
Relative to the world	#15	#4

MOLSON 35

Plano real impacted substantially Brazil beer consumption

Liters / Year / Habitant


Strategic Bases


21
20
18
17
20
21
28
30
33
36
40
41
36
36
38
50
51
49
50
48
48
49
49
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

MOLSON 36

Bridging the Value Gap


Strategic Bases

Presentation structured along three sections:

1. **Brazil Background**
2. **Brazil Strategic Plan Highlights**
3. **Brazil Business Opportunities and Actions**

MOLSON 37

Vision

Profitably grow while reaching a 20% market share in Brazil

Brazil: Three year strategic plan

Grow EBIT +15% annually Increase the EBITDA margin to close the gap with Market Leader	Increase market share, and reconfirm leadership position of Kaiser Pilsen	Reach 80% of CSD numeric distribution	Set the organization in line with the business needs	Deliver the best quality product

Contribute to overall enhancement of Molson's shareholder value

38

Kaiser market share improving by 3.6% since September



Strategic Bases



Monthly Market Share F'02 vs. F'03
18,0
17,0
16,0
15,0
14,0
13,0
12,0
11,0
10,0
17,1
16,4
16,7
16,9
16,8
17,2
16,8
16,8
16,5
17,4
17,2
17,2
17,1
16,1
15,5
14,5
13,6
12,8
12,7
13,7
15,3
15,8
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Total F'02
Total F'03

MOLSON

39

Both brands – Kaiser and Bavaria improving


Strategic Bases


Monthly Market Share F'02 vs. F'03
16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
14,1 13,6 13,5 12,7 12,6 13,2 13,3 13,5 13,6 14,6 14,6 14,7
13,4 12,9 12,9 12,5 11,8 10,6 10,3 11,2 12,0 12,2
3,7 3,6 3,8 4,2 4,1 4,0 3,6 3,4 3,3 3,7
2,9 2,5 2,0 2,0 1,8 2,1 2,4 2,5 2,9 2,6 2,4 2,5
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Source: ACNielsen
Kaiser F'02
Kaiser F'03
Bavaria F'02
Bavaria F'03

MOLSON 40

Bridging the Value Gap


Strategic Bases

Presentation structured along three sections:

1. **Brazil Background**
2. **Brazil Strategic Plan Highlights**
3. **Brazil Business Opportunities and Actions**

MOLSON 41

Key Strategic Challenges: Brazil


Strategic Bases

- Build strong brand equity
- Accelerate the development of the cold market
- Reconfirm Sao Paulo market share leadership position (in September more than 29%)
- Continue to reduce price gap without impacting volume
- Continue to build a strong relationship with distribution network and Coca-Cola
- Improve sales execution and implement appropriate tools

MOLSON 42

Going forward, Kaiser will focus on eight strategic levers


Strategy/value creation levers
Priorities
Potential EBIT Increase – R$M (1)
① Broaden distribution/ availability
② Enhance POS execution
③ Strategically improve pricing
④ Improve can profitability
⑤ Turn around self service
⑥ Focus premium brands
⑦ Maximize super premium potential
EBIT potential
34
35
5
30
10
16
5
15
5
35
105
230
• Increase beer coverage within bottlers' current POS base
• Grow bottlers' beer POS base
• Prioritize POS and define service level requirements
• Enhance brand visibility, POS target
• Manage price across distribution chain and regions
• Align and monitor discount policy along distribution chain
• Reduce can costs
• Focus on regional can strategy
• Maximize M&S return on contract investment and its effectiveness
• Focus on key brands and regions
• Implement M&S investment flexibility, efficiency and monitoring
• Implement priorities and targets by brand and region

⑧ To deliver desired results: essential to continuously improve trade marketing and commercial processes with bottlers

(1) Volume and FX assumed as in budget F '03
Source: Kaiser; team analysis

MOLSON 43


Strategic Bases

Kaiser committed to exceed commitment on Projeto CEM

Annual Cost Reduction (R$MM)

	F'03		F'04	F'05	Total	
	Est.	Actual Jan YTD	Est.	Est.	Est.	Actual
Capacity utilization	13,0	15,8	7,0	-	20.0	15,8
Procurement	12,0	22,0	8,0	3,0	23.0	22,0
Logistic (distribution)	2,0	4,3	6,0	8,0	16.0	4,3
Organization	7,0	9,9	4,0	3,0	14.0	9,9
Revenue synergies	6,0	2,7	7,0	14,0	27.0	2,7
Total	40,0	54,7	32,0	28,0	100.0	54,7

MOLSON 44


Strategic Bases

Clear relationship with the system leads to focused actions and execution

Business plans outline what Kaiser will do ...

Kaiser responsibilities

1. Drive brand preference up
   - Invest in media and marketing
2. Support increased brand visibility at POS
   - Develop strong merchandising programs
   - Buy freezers
3. Define pricing strategy based on competitive positioning

.. and suggest clear bottler targets & action plans ...

Bottler responsibilities

1. Build broad product availability
   - Grow numeric distribution
2. Enhance brand visibility at POS
   - Provide powerful merchandising execution
   - Develop customized programs for POS
   - Place freezers in high potential bars
3. Implement pricing strategy

... to enable strong growth

Grow market share
- Achieve >20% market share nationally by F06

MOLSON 45

Bridging the Value Gap


Shareholder/Employee
Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser
Busch
AmBev
Coors
Heineken

Bridging the Value Gap


Profitable Growth

Presentation overview:

Molson plan in Québec light beer category:

- To capture #2 position

  and

- Lead segment growth with an owned brand

MOLSON

Québec Light category underdeveloped but growing rapidly and outpacing Canadian trends


Profitable Growth
Light Category in Canada
CAGR (96-02)
CAGR (99-02)
Segm. Volume +3.4% +6.7%
Share of Light Segment
F'97 F'98 F'99 F'00 F'01 F'02
Light Category in Québec
CAGR (96-02)
CAGR (99-02)
Segm. Volume +7.8% +31.5%
Share of Light Segment
F'97 F'98 F'99 F'00 F'01 F'02

MOLSON

Coors Light dominating growth of Light segment; Bud Light & Blue Light importance declining


Profitable Growth
Light Segment Québec Market
100%
80%
60%
40%
20%
0%
F'96: 17.4, 27.2, 19.7, 35.7
F'99: 36.8, 22.2, 23.5, 17.7
F'02: 68.1, 17.1, 14.5, 0.3
Coors Light
Blue Light
Bud Light
All Others
Share pts (99-02)
All others -17.4 pts
Bud Light -9.0 pts
Blue Light -5.1 pts
Coors Light +31.3
Volume Trends
CAGR (99-02)
Labatt +20.5%
Molson +62.0%

MOLSON

U.S. experience suggests light market will grow and at least two major brands will emerge


Profitable Growth


Québec Light category to reach 13% in F'08 where U.S. was in 1980 & Canada was in 2001
Share of Tot. Ind. Volume (%)
14
12
10
8
6
4
13
10.1
6.7
4.4
F'02 F'04 F'06 F'08


U.S. Example Shows Category Big Enough To Support Two Major Brands
Share of Light Market (%)
U.S. Experience
Québec Experience
100%
80%
60%
40%
20%
0%
All Others
Bud
Coors
Miller
18
0
23
71
11
26
All Others
Bud Light
Bleue Light
Coors Light
27.2
17.4
14.5
17.1
68.1
1980 1998
F'96 F'02

MOLSON

Opportunity for Molson is to secure/grow its dominance of the light category


Profitable Growth


Molson Share of Light Segment (%)
80.0%
72.0%
64.0%
56.0%
48.0%
40.0%
68.1%
75.0%
F'02
F'08

Develop pre-emptive plan to capture #2 position while the cost of entry is still low

	Share of Segment	
	F'02	F'08
Coors Light	68.1%	54.0%
New Molson TM	0	21.0%
Total Molson share	68.1%	75.0%

- Plan calls for leveraging a current equity *to minimize/gain spend efficiency*

MOLSON


EX LIGHT
MOLSON
EX
LIGHT

Introducing Molson Ex Light, light beer with taste.

Uniquely developed and brewed by Molson, this new beer is light and easy drinking with taste.
Molson Ex light... A different light beer!



52

Opportunity for Molson to model from Bud Light in the U.S.


Profitable Growth

Bud Light growth largely incremental to Bud base


Bud/Bud Light Share of Market (%)
35
30
25
20
15
10
5
0
'80
'85
'90
'95
'97
'99
'00
Bud Light
Bud

Bud™ SOM (%)	19.0	27.7	30.9	29.8	30.2	32.0	32.8

Ex Light growth largely incremental to Export base


Export/Ex Light Share of Market (%)
12
10
8
6
4
2
0
F'99
F'02
F'05
F'08
Ex Light
Export

Ex™ SOM (%)	8.6	9.4	10.1	11.15

MOLSON

53

Insert *Chandail Ex Light* here

54

Insert *Montage Ex Light* here

55


Profitable Growth

Bridging the Value Gap

Presentation overview:

Molson plan in Ontario/West light beer category:

- To capture #2 position

  and

- Lead segment growth with an owned brand and Coors Light

MOLSON


Profitable Growth

Opportunity for Molson is to grow its dominance of the light category


90%
60%
30%
0%
F'02
F'06

Develop pre-emptive plan to capture #2 position

Share of Segment – Light

	F'02	F'06
Coors Light	68%	70%
Canadian Light	2%	10%
Total Molson Share	70%	80%

MOLSON

New positioning unapologetically sells positive benefits of light beer


ONE GOOD TIME LEADS TO ANOTHER

58

Positioning met success criteria and is in line with key benchmarks


Profitable Growth

	Molson Avg.	Export	MGD Clear	Pre-Measure	Canadian Light
Purchase interest					
Top box	11	4	9	3	13d
Top two boxes	39	31	38	12	37d
Overall reaction	68	81	71		87a
Relevance	46	45	n/a		72ab
Unique	36	n/a	34		28
Positive brand position	54	52	58		75ab
Likeability	65	80	67		79a

Advertising in development. May air date for new campaign

MOLSON

59

New design scores significantly better than current


MOLSON
CANADIAN
Light
CANADIAN
LIGHT

Current New

MOLSON 60

New packaging significantly stronger than current and key competition


Profitable Growth

New design performs significantly
better on key positioning measures

	Current (a)	New (b)
Overall Impression	3.47 b	3.77
Purchase Intent	3.32 b	3.52
Quality	3.37 b	3.61
Stands out	3.37 b	3.75
Energetic	0.28 b	0.51
Refreshing	3.40 b	3.66

Outperforms Coors Light
and Bud Light

	Cdn Light (a)	Bud Light (b)	Coors Light (c)
Purchase Intent	3.5 bc	2.7	3.3 b
Quality	3.6 bc	2.7	3.1 b
Energetic	0.5 bc	0.2	0.4 b
Refreshing	3.7 bc	2.8	3.5 b
New and different	3.7 bc	2.2	2.5 b

Source: Packaging Test December 2002; letters denote significance at 95% vs column named

MOLSON 61

New Canadian Light can and secondary packaging


CANADIAN LIGHT

MOLSON

Canadian Light Marketing Strategy


Profitable Growth

1. Differentiate from Molson Canadian – build stand alone brand
2. Drive trial, utilizing Canadian as a trial vehicle
3. Activate key light occasions

Test market success will lead to rollout beyond Alberta and North Eastern Ontario in F'05

MOLSON

Insert *Morse Code* ad here

84

Molson has two major goals going forward


Profitable Growth

To remain as one of the top performing beer companies in the world – the vision.

AND

To assure long term shareholder value through profitable growth, global expansion – striving to reach top ten global brewing status.

MOLSON

85

Role of business development and product innovation


Profitable Growth

Business Development	Innovation
▪ Acquisition opportunities ▪ Joint ventures ▪ Export initiatives	▪ New products ▪ New packages ▪ New services
▪ Principally outside Canada, larger in scope	▪ Principally in Canada, market ready products/ concepts

MOLSON

Role of business development and product innovation


Profitable Growth

Business Development	Innovation
▪ Acquisition opportunities ▪ Joint ventures ▪ Export initiatives	▪ New products ▪ New packages ▪ New services
▪ Principally outside Canada, larger in scope	▪ Principally in Canada, market ready products/ concepts

MOLSON

Basis for interest


Profitable Growth

The super premium import category is the fastest growing beer segment in Canada.

Core Target	Size of Segment (% Share of Market)	Growth Rate
Ontario	9.5%	23%
Quebec	5.8%	24%
West	7.5%	16%
Total Canada	6.8%	21%

Source: Molson beer category market tracking database.

- **A core owned import brand will be a profitable addition into Molson's leading portfolio of import brands.**

Molson must profitably exploit high growth categories to successfully grow market share in Canada.

MOLSON

Bavaria


Profitable Growth

Target

- Males, 20 to 29 years of age, primarily urban
- Confident, uninhibited and experimental attitudes
- Thrive on new experiences

Point of Difference

Marca Bavaria rewards your thirst for adventure

Support

Because Marca Bavaria is a premium lager that has been refreshing Brazilians since 1877

Uninhibited Brazilian adventure

MOLSON

Bavaria


Profitable Growth

Research shows that Bavaria has a strong concept and a preferred liquid.

- Consumer research initiated in Q1 2002
- Conducted in key markets across the country
- Concept hit a very aggressive 85th percentile norm and the product delivers well against the concept

Bavaria purchase intent scores exceeded international product norms.

MOLSON

70


A MARCA
BAVARIA

71

Retail and on-premise promotions

Bavaria promotions will:

- Be placed in 2,500+ targeted accounts
- Consistently deliver the brand message
- Be executed with only premium quality materials and merchandise


THERE ARE NO
SINS BELOW
THE EQUATOR

On-Premise Poster



On-Premise Bottle Glorifier



Die-Cut Coaster



Case Stacker

Summary


Profitable Growth

Bavaria represents:

- A strong injection of news into a growing, high-profit category
- A well-researched and defined consumer proposition
- A well-supported brand throughout the launch period and the calendar year
- An exciting new initiative from Canada's leading marketer of Super Premium import beers

A Marca Bavaria is a core brand which will enhance Molson's share of the super premium market and profit pool.

MOLSON

Insert video here

74

Continuing to Perform

- Financial strength
- Cost per hectolitre
- P100 ...

MOLSON

75

F'03 Key Accomplishments

April 2002:	Completion of sale of Brazilian operations to Heineken
May 2002:	Announced Brazil cost savings initiative – Projeto Cem (R100M
June 2002:	Announced the realignment of Brazilian production network including the closure of three breweries
	Announced implementation of certain initiatives to address recent fluctuation in Brazilian Real
September 2002:	Received unconditional CADE approval of Kaiser acquisition
	Announced initiatives to reduce currency exposure in Brazil including a currency hedging program
November 2002:	Announced decision to expense stock options in F'04
	Quarterly dividend increased from 10¢ per share to 11¢ per share
January 2002:	Renewed Normal Course Issuer Bid
	Increased F'03 earnings guidance

MOLSON 76

Molson continues to perform delivering on commitments

	F00	F01	F02	F03 YTD
Net revenue	23%	6%	13%	22%
Canada EBIT	25%	15%	26%	21%
Consolidated EBIT	25%	15%	23%	32%
EPS	$0.94	$1.19	$1.62	$1.74
EPS growth	36%	27%	36%	30%

MOLSON 77

EBITDA and EBITDA/Net Sales continues to improve in Canada



321
350
427
413
18.3%
19.3%
22.5%
25.8%
F'00
F'01
F'02
F'03 YTD

MOLSON

Performance ratios demonstrate financial strength

	1999	2000	2001	2002	(9 months) 2003
Return on equity	7.8%	10.5%	15.6%	19.7%	20.3%
Capital structure ratios					
Total debt / capital	52.5%	52.9%	60.2%	59.8%	55.2%
Net debt / capital	51.6%	51.5%	58.8%	58.8%	54.9%
Net debt / EBITDA	4.6X	3.4X	3.2X	3.9X	2.7X
EBIT/interest expense	3.8X	3.6X	4.4X	5.7X	5.7X
Return on capital employed	6.9%	8.9%	9.9%	11.6%	8.2%
Comparable EBIT growth		25%	15%	23%	32%

MOLSON

Long-term debt back to pre-Kaiser levels by September 2003


1 033
1 687
1 200
1 175
1 030
Pre-Kaiser
Mar / 02
Dec / 02
Mar / 03
Sep / 03

MOLSON

80

Guidance Confirmation

Fiscal 2003

- EBIT growth 30 to 35%
- EPS $2.10 – $2.15

Long Term

- EBIT growth 14.5%

MOLSON

81

Cost per hectolitre movement is driven by

- Cost saving programs
- Volume
  - Canada
  - USA
  - Imports
  - Mix
  - Contracted production

MOLSON

Despite P150 cost per hectolitre only flat in real terms ...

	F'00	F'01	F'02	CAGR F'00 - F'02
Annual savings (P150) ($M)	4	44	45	
Total cost ($M)	1 490	1 505	1 523	
Cost per hl ($)	129.26	134.59	134.37	1.9%

Volume (hl) - (including USA)	11 525	11 186	11 334

...due to lower volume

MOLSON

Cost per hectolitre reduces in real terms due to P150

	F'00	F'01	F'02	CAGR F'00 - F'02
Annual savings (P150) ($M)	4	44	45	
Total cost ($M)	1 490	1 505	1 523	
Cost per hl ($)	159.55	162.67	160.30	0.3%
Volume (hl) - (Canada only)	9 339	9 252	9 501	

... as volumes in Canada grow

MOLSON

In F'03, YTD volume declines affect cost per hectolitre

	F'02 YTD	F'03 YTD	% Increase
Volume (Canada only)	7 630	7 588	
Total cost	1 203	1 223	
Cost per hl	$ 157.67	$ 161.18	2.2%

Highlighting future volume growth as a critical driver

MOLSON

Adverse mix impacts costs but is generally offset by higher NSR

	F02 YTD	F03 YTD	% Increase
Volume	7 630	7 588	(0.6 %)
Total cost	1 203	1 223	1.7 %
Mix	-	(25)	
Net costs	1 203	1 198	(0.4 %)
Cost / hl	$ 157.67	$ 157.88	Nil

Costs decline after adjusting for higher NSR impact

MOLSON

Import brands have higher NSR and cost, therefore contribute higher per hectolitre EBIT than the average owned brands

Import brand X (illustration only)

	$ Hectolitre
NSR	100 FAV
Overall cost	(90) ADV
EBIT	10 FAV

Though cost is adverse, it is more than offset by NSR favourability

MOLSON

Bridging the Value Gap



Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken

The new task is to deliver a minimum of $100M in savings over the next three years



Global Costs

	P100 Annual Cost Savings			
$M	F'04	F'05	F'06	Total
Production	11	5	13	29
Procurement	8	10	6	24
Distribution	18	15	7	40
Org. effectiveness	3	4	2	9
TOTAL	40	34	28	102

A detailed game plan has been developed to deliver the cost reduction targets

MOLSON


Last year we launched Project 100
Project 100
Project 120
Project 140
Project 150
Global Costs
Project 100
The Sequel
MOLSON


Now extending this to Project 125
Project 100
Project 120
Project 140
Project 150
Project 100
The Sequel
Global Costs
Project 125
The Sequel
MOLSON

Our quest to reach global cost standards is ongoing and continuous



Global Costs

	F'04 - F'06 Cost Savings	
	P100	P125
	($M)	($M)
Production	29	41
Procurement	24	35
Distribution	40	40
Organization effectiveness	9	9
Total	102	125

MOLSON

Building Sustainable Shareholder Value



Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken

Molson Vision

To remain one of the best performing beer companies in the world.

MOLSON

94

Performance vs. Vision


Share Price Performance – Last 12 Months
(Currency adjusted to USD)
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
33.3%
14.5%
12.4%
9.6%
6.2%
-7.0%
-8.6%
-12.4%
-14.0%
-19.0%
-20.5%
-21.2%
-30.2%
-30.9%
-32.6%
-36.6%
Lion Nathan
San Miguel
Molson
Foster's Group
CCU
SABMiller
Anheuser-Busch
Heineken
Grupo Modelo
FEMSA
Adolph Coors
Carlsberg
Quilmes
AmBev
Scottish & Newcastle
Interbrew

*As of February 28, 2003 close

MOLSON

95

So much to do

- Meaningfully grow share in Canada, annually
- Grow own share in Canada
- Compete in Super Premium in Canada
- Grow the US business
- Become significant player in the USA
- Improve productivity of all facilities
- Bring real innovation to the category
- Drive cost out of the system
- Upgrade the Beer Stores
- Discover proper distribution model in Canada
- Identify export opportunities for Molson
- Attack the cost per hectolitre trends

MOLSON

So much to do (cont'd)

- Need to drive distribution in Brazil
- Enhance Coke bottler relationship
- Capitalize on LCBO network
- Identify acquisition candidates
- Identify potential countries of interest
- Identify strategic alliance options
- Reduce the debt load to pre-acquisition levels
- Upgrade the brewing facilities
- Complete implementation of SAP; use new data
- Improve marketing spend effeciencies

Continue to improve, enhancing shareholder value

MOLSON

Continuing to Perform

March 2003

MOLSON

Gagnon, Carole

From: Gagnon, Carole

Sent: March 14, 2003 10:04

To: 'TSX Reporting SG (Montreal)'; 'TSX Reporting JP (Montreal)'

Subject: Form 1 - Change in Outstanding and Reserved Securities

Please find attached the above report for the month of February 2003, for Molson's MOL.A and MOL.B shares.

Do not hesitate to contact us if you have any questions. Kind regards .

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,780,938**
ADD:	Stock Options Exercised	5,175	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,786,113**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**895,036**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**895,036**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,380,718**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
13-Feb-2003	Pierre Ferland	07-Sep-1999	$12.52	1,250
27-Feb-2003	Stuart Ballantyne	18-May-2001	$22.50	500
28-Feb-2003	Richard M. Malloy	18-May-2001	$22.50	675
06-Feb-2003	Hari Sihvo	18-May-2001	$22.50	1,500
17-Feb-2003	Mark Porter	30-Jan-2002	$27.42	1,250
			SUBTOTAL	**(5,175)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
07-Feb-2003	Joanna Perrin	18-May-2001	07-Aug-2003	$22.50	1,500
				SUBTOTAL	**(1,500)**

Stock Option Outstanding — Closing Balance	**5,374,043**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,880,563**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(5,175)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,875,388**

All information reported in this Form is for the month of **FEBRUARY, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE ~~February~~ 14, 2003
March

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,492,118**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,492,118**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **FEBRUARY, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE ~~February~~ 14, 2003
March